SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

GETTY REALTY CORP.

(Name of Issuer)

Common Stock,
par value $0.01 per share

(Title of Class of Securities)

374297 10 9

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 9 Pages

CUSIP No. 374297 10 9	13G	Page 2 of 9 Pages

COMMON STOCK
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):

Howard B. Safenowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
3.	SEC use only:

4.	Citizenship or Place of Organization:

United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power:

512,611
	6.	Shared Voting Power:

2,467,333 (disclaims beneficial ownership of 11,586 shares)
	7.	Sole Dispositive Power:

512,611
	8.	Shared Dispositive Power:

2,467,333 (disclaims beneficial ownership of 11,586 shares)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,979,944
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐
11.	Percent of Class Represented by Amount in Row (9):

5.518%
12.	Type of Reporting Person (See Instructions):

IN

CUSIP No. 374297 10 9	13G	Page 3 of 9 Pages

COMMON STOCK
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):

Safenowitz Family Corp. 95-4641242
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
3.	SEC use only:

4.	Citizenship or Place of Organization:

California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power:

-0-
	6.	Shared Voting Power:

2,455,747
	7.	Sole Dispositive Power:

-0-
	8.	Shared Dispositive Power:

2,455,747
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,455,747
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐
11.	Percent of Class Represented by Amount in Row (9):

4.551%
12.	Type of Reporting Person (See Instructions):

CO

CUSIP No. 374297 10 9	13G	Page 4 of 9 Pages

COMMON STOCK
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):

Safenowitz Partners, LP 58-2431903
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
3.	SEC use only:

4.	Citizenship or Place of Organization:

California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power:

-0-
	6.	Shared Voting Power:

1,848,092
	7.	Sole Dispositive Power:

-0-
	8.	Shared Dispositive Power:

1,848,092
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,848,092
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐
11.	Percent of Class Represented by Amount in Row (9):

3.425%
12.	Type of Reporting Person (See Instructions):

PN

CUSIP No. 374297 10 9	13G	Page 5 of 9 Pages

Item 1(a).	Name Of Issuer:

Getty Realty Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

292 Madison Ave., 9th Floor

New York, NY 10017-6376

Item 2(a).	Names of Persons Filing:

(i)	Howard B. Safenowitz

(ii)	Safenowitz Family Corp.

(iii)	Safenowitz Partners, LP

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Getty Realty Corp.

292 Madison Ave., 9th Floor

New York, NY 10017-6376

Item 2(c).	Citizenship:

United States citizen, for the individual, California, for both entities

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

374297 10 9

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 374297 10 9	13G	Page 6 of 9 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership

Common Stock

(i)	Howard B. Safenowitz

(a)	Amount Beneficially Owned:

 As of December 31, 2023: 2,979,944 shares

(b)	Percent of Class: 5.518%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or direct the vote: 512,611

(ii)	shared power to vote or direct the vote: 2,467,333 (disclaims beneficial ownership of 11,586 shares)

(iii)	sole power to dispose or to direct the disposition of: 512,611

(iv)	shared power to dispose or to direct the disposition of: 2,467,333 (disclaims beneficial ownership of 11,586 shares)

(ii)	Safenowitz Family Corp.

(a)	Amount Beneficially Owned:

 As of December 31, 2023: 2,455,747 shares

(b)	Percent of Class: 4.551%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or direct the vote: -0-

(ii)	shared power to vote or direct the vote: 2,455,747

CUSIP No. 374297 10 9	13G	Page 7 of 9 Pages

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: 2,455,747

(iii)	Safenowitz Partners, LP

(a)	Amount Beneficially Owned:

As of December 31, 2023: 1,848,092 shares

(b)	Percent of Class: 3.425%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or direct the vote: -0-

(ii)	shared power to vote or direct the vote: 1,848,092

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: 1,848,092

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 374297 10 9	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024	/s/ Howard B. Safenowitz
Howard B. Safenowitz

Date: February 12, 2024	SAFENOWITZ FAMILY CORP., a California corporation

/s/ Howard B. Safenowitz
By: Howard B. Safenowitz
Its: President

Date: February 12, 2024	SAFENOWITZ PARTNERS, LP, a California limited partnership

By: SAFENOWITZ FAMILY CORP., a California corporation, its general partner

/s/ Howard B. Safenowitz
By: Howard B. Safenowitz
Its: President

CUSIP No. 374297 10 9	13G	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 28, 2002, by and among Howard B. Safenowitz, Safenowitz Family Corp. and The Safenowitz Partners, LP*

* Previously filed